UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160008

DIVISION OF
CORPORATION FINANCE

December 27, 2016

Ellen McIntosh
Baxter International Inc.
ellen_mcintosh@baxter.com

Re: Baxter International Inc.
Incoming letter dated December 8, 2016

Dear Ms. McIntosh:

This is in response to your letters dated December 8, 2016 and December 14, 2016 concerning the shareholder proposal submitted to Baxter by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 9, 2016 and December 18, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 27, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baxter International Inc.
Incoming letter dated December 8, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(7), as relating to Baxter's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Baxter's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baxter relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Confidential Voting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 8, 2016 no-action request.

The company December 14, 2016 letter is only assertion without evidence. The attached Item 3.03 does not indicate completion.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Ellen McIntosh <ellen_mcintosh@baxter.com>

Item 3.03 Material Modification to Rights of Security Holders

At the annual meeting of stockholders of Baxter International Inc. (the "Company") on May 3, 2016 (the "Annual Meeting"), changes to the Company's Amended and Restated Certificate of Incorporation (the "Charter") were approved by stockholders. The changes to the Charter will become effective August 1, 2016 (the "Effective Date"); provided that the Delaware Court of Chancery validates the Certificate of Amendment to the Charter (the "Amendment") by the Effective Date (as discussed below). Pursuant to the Amendment, Article SIXTH was amended and restated to provide for declassification of the board of directors (the "Board"), among other things. In accordance with the terms of the Amendment, the directors elected at the 2016 annual meeting will hold office for a one-year term expiring at the 2017 annual meeting. All directors whose terms expire at the 2017 annual meeting will then be elected to hold office for a one-year term expiring at the 2018 annual meeting.

Beginning with the 2018 annual meeting, all directors will be elected for a one-year term expiring at the next annual meeting of stockholders. In accordance with the Amendment, and effective after the 2018 annual meeting, the Board will no longer be classified. Before the 2018 meeting and complete declassification of the Board, any director elected as a result of a newly created directorship or to fill a vacancy on the Board will hold office until the end of the term as the other members of the class or, if the director is not a member of a class, until the next annual meeting.

The Company has filed a Section 205 proceeding with the Delaware Court of Chancery requesting the court to validate the Amendment. If the court fails to do so by the Effective Date, the Company intends to abandon the Amendment. The directors elected at the Annual Meeting would in that case be elected for a three-year term.

The foregoing description of the Amendment is qualified in its entirety by reference to the text of the Amendment, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On May 3, 2016, the Amendment to the Company's Charter was filed with the Secretary of State of the State of Delaware. The Amendment will become effective August 1, 2016; provided that the Delaware Court of Chancery validates the Amendment by such date. The Amendment amends the Charter as described in Item 3.03, which description is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

On May 3, 2016, the Company held its annual meeting of stockholders. Of the 550,173,889 shares outstanding and entitled to vote, 482,022,324 shares were represented at the meeting, constituting a quorum of approximately 87.6%. The following is a summary of the matters voted on at the meeting.

Baxter

December 14, 2016

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

I am Associate General Counsel, Corporate & Securities and Corporate Secretary of Baxter International Inc., a Delaware corporation (the "Company"), and am writing in response to Mr. Chevedden's letter dated December 9, 2016. He submitted that letter to you in connection with a Rule 14a-8 proposal previously submitted to the Company by Mr. Kenneth Steiner and with respect to our related no action request letter dated December 8, 2016.

As referenced in our December 8th letter, the Company no longer has any supermajority provisions in its organizational documents. This is in contrast to the supporting statement in Mr. Steiner's proposal that "we still have super majority vote provisions that can dilute shareholder votes." As noted in Mr. Chevedden's letter, we were unsuccessful in our attempts to amend Article SIXTH of our certificate of incorporation at our 2011 annual meeting. But we successfully amended and restated that same article (the "Amendment") in connection with 2016 annual meeting.

The supermajority provision, which previously appeared in Article SIXTH, was eliminated in connection with the Amendment, which became effective on August 1, 2016. After giving effect to this change, our entire charter is now subject to the general amendment provisions of Section 242 of the Delaware General Corporation Law. Those provisions permit amendments to be approved by the holders of a simple majority of the Company's outstanding shares.

Baxter

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3086 or by email at ellen_mcintosh@baxter.com.

Sincerely,

Ellen K. McIntosh

Ellen McIntosh
Associate General Counsel, Corporate & Securities and Corporate Secretary

cc: John Chevedden (via email and overnight courier)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 9, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Confidential Voting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 8, 2016 no-action request.

The company has a devious form of superiority voting as evidenced by the attached Item 5.07 failure in 2011. The company is welcome to advise the percentage of shares (not holders) which voted in favor of one-year terms for directors in 2011.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Ellen McIntosh <ellen_mcintosh@baxter.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 3, 2011

Baxter International Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

1-4448	**36-0781620**
(Commission File Number)	(IRS Employer Identification No.)
One Baxter Parkway, Deerfield, Illinois	**60015-4633**
(Address of principal executive offices)	(Zip Code)

(847) 948-2000

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(e) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 3, 2011, at the annual meeting of shareholders, shareholders of Baxter International Inc. (the "Company") approved the Baxter International Inc. Employee Stock Purchase Plan (the "ESPP"). All employees of the Company and its designated subsidiaries are eligible to participate in the ESPP. Under the ESPP, participating employees are permitted to elect to purchase shares of the Company's common stock at a price equal to 85 percent of the closing price of a share of Company common stock on the purchase date (the last day of each month), up to maximum limitations set forth in the ESPP.

This description of the ESPP is qualified in its entirety by reference to the actual ESPP, which was filed as Appendix A to the Company's Definitive 2011 Annual Meeting Proxy Statement on Form 14A (File No. 1-4448) filed on March 18, 2011 (the "Proxy Statement") and is hereby incorporated by reference.

On May 3, 2011, at the annual meeting of shareholders, shareholders of the Company also approved the Baxter International Inc. 2011 Incentive Plan (the "Plan"). All employees, non-employee directors and consultants, independent contractors and agents of the Company and its subsidiaries are eligible to receive awards under the Plan. Under the Plan, the Committee may grant stock options, stock appreciation rights, full value awards (including restricted shares, restricted share units, deferred shares, deferred share units, dividend equivalent units, performance share and performance share units) and cash incentive awards.

This description of the Plan is qualified in its entirely by reference to the actual Plan, which was filed as Appendix B to the Proxy Statement and is hereby incorporated by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 3, 2011, Baxter International Inc. held its annual meeting of shareholders. The following is a summary of the matters voted on at the meeting.

(a) The four nominees for director were elected to serve three-year terms ending in 2014, as follows:

Nominee	For	Against	Abstain	Broker Non-Votes
Wayne T. Hockmeyer	426,127,479	2,308,420	308,212	53,638,013
Robert L. Parkinson, Jr.	416,815,928	11,572,710	355,473	53,638,013
Thomas T. Stallkamp	417,468,512	10,954,105	321,494	53,638,013
Albert P.L. Stroucken	426,047,634	2,382,950	313,527	53,638,013

(b) The appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2011 was ratified by the following vote.

For	Against	Abstain
477,813,794	4,045,937	522,393

(c) By the following vote, shareholders approved, on an advisory basis, the 2010 compensation paid to the Company's named executive officers.

For	Against	Abstain	Broker Non-Votes
395,237,585	19,838,153	13,668,373	53,638,013

(d) By the following vote, shareholders recommended, on an advisory basis, to hold advisory votes on executive compensation on an annual basis.

Every year	Every two years	Every three years	Abstain	Broker Non-Votes
264,726,733	3,794,916	158,881,765	1,340,697	53,638,013

The Company will include an advisory shareholder vote on executive compensation in its proxy materials every year until the next required advisory vote on the frequency of shareholder votes on executive compensation.

(e) By the following vote, shareholders approved the Baxter International Inc. Employee Stock Purchase Plan.

For	Against	Abstain	Broker Non-Votes
422,292,241	5,922,605	529,265	53,638,013

(f) By the following vote, shareholders approved the Baxter International Inc. 2011 Incentive Plan.

For	Against	Abstain	Broker Non-Votes
383,556,527	44,441,488	746,096	53,638,013

(g) By the following vote, shareholders did not approve the proposal (which required the affirmative vote of two-thirds of the 44,281 holders of outstanding shares of the company common stock as of the record date) to amend Article SIXTH of the Company's amended and restated certificate of incorporation to eliminate the classified board structure.

For	Against	Abstain
3,723	293	159

Baxter

December 8, 2016

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

I am Associate General Counsel, Corporate & Securities and Corporate Secretary of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Shareholder Proposal" or "Proposal") and statements in support thereof (the "Supporting Statement") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the votes cast to achieve a quorum.

Supporting Statement:

> Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as [*sic*] the ratification of lucrative stock options and to obtain more votes for their high executive pay.
>
> It is also important to have our votes confidential since our management apparently has a low opinion of shareholder input by not allowing shareholder action by written consent. Plus our shareholder right to call a special meeting requires 25% shareholder participation when many companies enable a more reasonable 10% shareholder participation. Plus we still have super majority vote provisions that can dilute shareholder votes. On the other hand if our management adopts this confidential voting proposal it will be one sign that our management values shareholder input.

A copy of the Shareholder Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2017 Proxy Materials for the following reasons:

(A) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations; and

(B) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains a materially false or misleading statement, in violation of Rule 14a-9.

ANALYSIS

A. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Seeks to Deal with a Matter Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Consistent with these principles, the Staff recently allowed the exclusion under Rule 14a-8(i)(7) of a proposal essentially identical to this Proposal that sought to make unavailable to management the interim tallies of votes cast by proxy on uncontested matters and to disallow management's use of such interim tallies to solicit votes. *See Verizon Communications Inc.* (January 22, 2015). The Staff also allowed the exclusion under Rule 14a-8(i)(7) of proposals similar to but less restrictive than the Proposal, which were designed to restrict management from obtaining preliminary voting results without a compelling reason to do so. *See FedEx Corporation* (July 18, 2014); *NetApp, Inc.* (July 15, 2014). The Proposal is more restrictive on management's ability to run the Company on a day-to-day basis than the proposals that were the subject of the *FedEx* and *NetApp* no-action letters because the Proposal precludes management access to preliminary voting results even in instances when management may have a compelling reason to obtain the preliminary voting results.

Moreover, the Staff has consistently allowed the exclusion of shareholder proposals under Rule 14a-8(i)(7) relating to the conduct of annual shareholder meetings, as such proposals relate to ordinary business matters. *See USA Technologies Inc.* (March 11, 2016) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the bylaws to include rules of conduct at all meetings of shareholders on the basis that the proposal related to the conduct of shareholder meetings); *Servotronics, Inc.* (February 19, 2015) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a question-and-answer period to be included in conjunction with annual shareholder meetings on that basis that the proposal related to the conduct of shareholder meetings); *Mattel, Inc.* (January 14, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that Mattel's chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting, providing the questions are legitimate, of relevance to shareholders' interests and ask for answers that do not violate laws or by-laws" on the ground that proposals concerning the conduct of shareholder meetings generally are excludable).

The Proposal, like the proposals above, relates to the conduct of annual shareholder meetings, and is therefore excludable. Were the Company to implement the Proposal, the ability of the Company's management to conduct the annual shareholder meeting would be diminished because the Proposal seeks to prevent access to interim tallies of votes, which management uses to prepare for and conduct the annual shareholder meeting. Management uses interim tallies of votes to gauge shareholder sentiment on matters subject to a vote at a shareholder meeting, which enables management to communicate with shareholders, prepare for questions that may be raised during the meeting and prepare for any dissent. The information provided by interim tallies of votes enables management to conduct an efficient and informed meeting, and restricting management access to such information would diminish management ability to run shareholder meetings.

Furthermore, preventing access to preliminary voting results hinders communication between management and shareholders during the proxy solicitation process. The Proposal specifies that management could monitor preliminary voting results for the purpose of monitoring quorum but could not use the preliminary voting results to solicit votes. Rule 402.04 of the NYSE Listed Company Manual requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting. It is routine practice for companies to monitor preliminary voting results to determine whether a quorum will be achieved, to solicit proxies to achieve a quorum and to otherwise encourage shareholder participation in this convenient method of voting. Rule 14a-1 defines "solicit" to encompass "Any request for a proxy whether or not accompanied by or included in a form of proxy" and "Any request to execute or not to execute, or to revoke, a proxy." Communications that request that forms of proxy previously solicited be signed and returned would constitute a "solicitation" within the meaning of Rule 14a-1 and would therefore be prohibited under the Proposal. Rule 14a-8(i)(7) is designed to preclude this level of micromanagement of the Company's communications with shareholders.

Based on the foregoing reasons, the Company believes that the Shareholder Proposal, as applied to the Company, deals with a matter relating to the company's ordinary business operations and may be excluded from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Contains a Materially False or Misleading Statement, in Violation of Rule 14a-9.

Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (September 14, 2008).

The Staff has also allowed companies to exclude shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the proposal's supporting statement contains false or misleading statements. *See, e.g., Entergy Corp.* (February 14, 2007); *Woodward Governor Co.* (November 26, 2003).

The Shareholder Proposal contains a materially false statement regarding the presence of super majority voting provisions in the Company's governing documents. Specifically, the supporting statement in the Shareholder Proposal states that "we still have super majority vote provisions that can dilute shareholder votes."

Prior to the Company's 2016 annual meeting of shareholders, the Company's amended and restated certification of incorporation (the "certificate of incorporation") and bylaws contained a single super majority voting provision. That provision, part of Article SIXTH of the certificate of incorporation, related exclusively to the classified structure of the board of directors. The Proponent is presumably familiar with the extent of the super majority provisions in the Company's governing documents, having twice before submitted shareholder proposals calling for the removal or modification of such provisions.

Following shareholder approval at the Company's 2016 annual meeting of shareholders held on May 3, 2016 of an amendment to Article SIXTH of the certificate of incorporation to declassify the board of directors, the Company filed the amendment with the Delaware Secretary of State.[1] That amendment, which became effective on August 1, 2016, removed the one and only super majority provision in the Company's governing documents.

By asserting that the Company "still ha[s] super majority voting provisions" when, in fact, it does not, shareholders of the Company may be induced to vote in favor of the Shareholder Proposal based on a false or misleading statement of material fact included in the Shareholder Proposal. Accordingly, under Rule 14a-8(i)(3), the Company should be allowed to exclude the Shareholder Proposal from its 2017 Proxy Materials.

[1] *See* the amendment to Article SIXTH of the Company's certification of incorporation at https://www.sec.gov/Archives/edgar/data/10456/000119312516577979/d191725d8k.htm.

Baxter

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2017 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3086 or by email at ellen_mcintosh@baxter.com.

Sincerely,

Ellen McIntosh

Ellen McIntosh
Associate General Counsel, Corporate & Securities and Corporate Secretary

cc: John Chevedden (via email and overnight courier)

Baxter

Exhibit A

THE PROPOSAL

See attached.

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Mr. David Scharf
Corporate Secretary
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield, IL 60015
PH: 847 948-2000
FX: 847 948-3642
FX: 847-948-2450

REVISION 2

Dear Mr. Scharf,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB MEMORANDUN M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: Stephanie D. Miller <stephanie_miller@baxter.com>
Senior Counsel, Securities & Governance
PH: 224-948-3216
Dale Murawsk <dale_murawski@baxter.com>
Ellen K. McIntosh <ellen_mcintosh@baxter.com>

[BAX: Rule 14a-8 Proposal, November 20, 2016]
[November 23, 2016 Revision]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

It is also important to have our votes confidential since our management apparently has a low opinion of shareholder input by not allowing shareholder action by written consent. Plus our shareholder right to call a special meeting requires 25% shareholder participation when many companies enable a more reasonable 10% shareholder participation. Plus we still have super majority vote provisions that can dilute shareholder votes. On the other hand if our management adopts this confidential voting proposal it will be one sign that our management values shareholder input.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUN M-07-16***